Husqvarna

July 19, 2006

RECEIVED

2006 JUL 26 P 3:16

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Husqvarna AB (publ) 082-34966

U.S Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporating Finance
100 F Street, N,E, Mail Stop 3628
Washington, D.C. 20549
United States of America

06015503

SUPPL

Re: Husqvarna AB (publ) 12g3-2(b) Exemption No

Dear Sir or Madam,
Husqvarna AB (publ), a company formed under the laws of the Kingdom of Sweden ("Husqvarna"), is hereby furnishing to the United States Securities and Exchange Commission (the "SEC") the attached document pursuant to Rule 12g3-2(b). Husqvarna's 12g3-2(b). filing number (as provided by the SEC) is 082-34966. The attached document was distributed/made public in both and English and a Swedish version. The English version is attached.

Please call with any questions concerns.

Yours sincerely

Åsa Stenqvist
Senior Vice President
Communications and Investor Relations

PROCESSED
JUL 26 2006
THOMSON
FINANCIAL

Address	Visiting Address	Telephone	Fax	Reg. No.	Web site
HUSQVARNA AB (publ) Box 30224 SE-104 25 Stockholm SWEDEN	S:t Göransgatan 143	+46-36 14 65 00	+46 8 738 64 01	556000-5331	www.husqvarna.com

Husqvarna
Husqvarna AB (publ) 082-34966

Contents page

Half-yearly Report 2006

Stockholm 18 July 2006

- **Net sales pro forma for the first half increased to SEK 19,471m (17,610) and income for the period pro forma to SEK 1,343m (1,136), corresponding to SEK 4.53 (3.83) per share**
- **Net sales for the second quarter pro forma increased to SEK 10,133m (9,730), operating income pro forma improved to SEK 1,275m (1,162) and margin was 12.6% (11.9)**
- **Lower demand for consumer products during the second quarter in both Europe and US**
- **Continued strong growth in sales and income for Professional Products**
- **Both Consumer Products and Professional Products reported improved operating margins**

Pro forma **SEKm**	**Second quarter 2006**	Second quarter 2005[1]	Change, %	Change in comparable currencies, %	**First half 2006**	First half 2005[1]	Change, %	Change in comparable currencies, %
Net sales	**10,133**	9,730	4.1	2.6	**19,471**	17,610	10.6	5.2
Operating income	**1,275**	1,162	9.7	7.8	**2,204**	1,976	11.5	7.3
Operating margin, %	***12.6***	*11.9*	-	-	***11.3***	*11.2*	-	-
Income after financial items	**1,154**	1,020	13.1	-	**1,946**	1,696	14.7	-
Margin, %	***11.4***	*10.5*	-	-	***10.0***	*9.6*	-	-
Income for the period	**797**	683	16.7	-	**1,343**	1,136	18.2	-
Earnings per share, SEK[2]	**2.69**	2.31	16.7	-	**4.53**	3.83	18.2	-
Return on capital employed, %[3]	**-**	-	-	-	**24.2**	26.4	-	-
Return on equity, %[3]	**-**	-	-	-	**36.9**	50.4	-	-

1) In order to enable year-on year comparisons, the Group common costs for 2005 have been adjusted to equal actual costs for 2006, (see page 8).
2) Before dilution. To enable comparison, figures for both 2005 and 2006 are based on the number of shares as of 30 June 2006, i.e. 296,259,153.
3) Calculated as rolling 12 months.

Address	Visiting Address	Telephone	Fax	Reg. No.	Web site
HUSQVARNA AB (publ) Box 30224 SE-104 25 Stockholm SWEDEN	S:t Göransgatan 143	+46 36 14 65 00	+46 8 738 64 01	556000-5331	www.husqvarna.com

STRUCTURE OF THE REPORT

Pro forma financial statements

The information on page 1-13 in this report comprises consolidated pro forma financial statements for the Husqvarna Group assuming that the Husqvarna Group had been established and capitalized as of 1 January 2005. The Husqvarna Group was finally established and capitalized in May 2006 and the balance sheet as of 30 June 2006 shows the actual balances for the Group. For information about the adjustments and assumptions which form the basis for the pro forma financial statements, see the prospectus for the distribution of shares in Husqvarna AB that was published in early April 2006.

Combined financial statements

Operations in Electrolux were transferred to Husqvarna at book values reported by the Electrolux Group, according to the predecessor basis. In accordance with internationally accepted accounting practices, reports for the Husqvarna Group shall thus be prepared in the form of combined financial statements. The financial statements are prepared as if the Husqvarna operations had been formed as of 1 January 2004. Combined financial statements for the second quarters of 2005 and 2006 and the full year 2005 are given on pages 14-19.

The differences between the combined financial statements and the pro forma statements with regard to the income statement refer mainly to financial costs for borrowings, administrative costs and taxes which Husqvarna incur as an independent Group (see page 16). The differences with regard to the balance sheet refer mainly to capitalization of the Group (see page 17). As a result of the establishment and final capitalization of the Group there is no difference between the combined and pro forma balance sheet as of 30 June 2006.

Accounting principles

Husqvarna applies International Financial Reporting Standards (IFRS) as adopted by the European Union. This interim report has been prepared in accordance with IAS 34, Interim Financial Reporting, and RR 31 from the Swedish Financial Accounting Standards Council.

The accounting principles applied in this interim report are described in Note 1 in "Combined Financial Statements 2004 and 2005" in the "Supplement to the prospectus for listing of Husqvarna AB 2006", published in May 2006. The accounting principles are also available on Husqvarna's web site www.husqvarna.com in the section Investor Relations.

The pro forma accounting has been prepared solely for illustrative purposes and is not intended to present the financial position or earnings that the operation would have achieved had the Group been formed during the reporting period nor is it intended to represent the actual financial position or the operations earnings for any specific time or period in the future.

NET SALES AND INCOME – PRO FORMA

Second quarter

Net sales

Husqvarna's net sales for the second quarter 2006 rose by 4.1% to SEK 10,133m as against SEK 9,730m for the same period in the previous year. After adjustment for exchange rate fluctuations, net sales rose by 2.6%.

Operating income

Operating income rose by 9.7% to SEK 1,275m (1,162) and operating margin improved to12.6% (11.9). After adjustment for exchange rate fluctuations, operating income rose by 7.8%.

Changes in exchange rates in comparison with the previous year, including transaction and translation effects, had a positive impact of approximately SEK 43m on operating income. Transaction effects net of hedging contracts amounted to approximately SEK 20m, and effects from translation of income statements in subsidiaries amounted to approximately SEK 23m.

Financial net

Net financial items for the second quarter amounted to SEK -121m (-142), including a net of other financial expenses amounting to SEK -13m.

Income after financial items

Income after financial items increased by 13.1% to SEK 1,154m (1,020), corresponding to a margin of 11.4% (10.5).

Taxes

Total taxes amounted to SEK -357m (-337), corresponding to 31% (33) of income after financial items.

Earnings per share

Income for the period rose by 16.7% to SEK 797m (683), corresponding to SEK 2.69 (2.31) per share before dilution.

First half

Net sales

Husqvarna's net sales for the first half of 2006 rose by 10.6% to SEK 19,471m, as against SEK 17,610m for the same period in the previous year. After adjustment for exchange rate fluctuations, net sales rose by 5.2%.

Operating income

Operating income rose by 11.5% to SEK 2,204m (1,976) and operating margin was 11.3% (11.2). After adjustment for exchange rate fluctuations, operating income rose by 8.5%.

Changes in exchange rates in comparison with the previous year, including both transaction and translation effects, had a positive impact of approximately SEK 91m on operating income. Transaction

effects net of hedging contracts amounted to approximately SEK 11m, and effects from translation of income statements in subsidiaries amounted to approximately SEK 80m.

Financial net

Net financial items for the first half amounted to SEK -258m (-280), including a net of other financial expenses amounting to SEK -26m.

Income after financial items

Income after financial items increased by 14.7% to SEK 1,946m (1,696), corresponding to a margin of 10.0% (9.6).

Taxes

Total taxes amounted to SEK -603m (-560), corresponding to 31% (33) of income after financial items.

Earnings per share

Income for the period rose by 18.2% to SEK 1,343m (1,136), corresponding to SEK 4.53 (3.83) per share before dilution.

OPERATING CASH FLOW – PRO FORMA

Operating cash flow- pro forma SEKm	**Second quarter 2006**	Second quarter 2005	**First half 2006**	First half 2005	Full year 2005
Cash flow from operations, excluding changes in operating assets and liabilities	1,037	895	1,820	1,554	2,430
Changes in operating assets and liabilities	1,676	1,572	-3,466	-2,817	-177
Cash flow from operations	**2,713**	**2,467**	**-1,646**	**-1,263**	**2,253**
Cash flow from investments	-209	-377	-510	-666	-1,259
Operating cash flow	**2,504**	**2,090**	**-2,156**	**-1,929**	**911**

Operating cash flow in the second quarter increased to SEK 2,504m (2,090). For the first half, operating cash flow amounted to SEK -2,156m (-1,929) reflecting the normal seasonal pattern. The decrease from the previous year refers mainly to large payments of accounts payable in the beginning of 2006 and higher accounts receivable driven by higher sales.

Cash flow from investments in the second quarter were lower than in 2005 and amounted to SEK -209m (-377), of which SEK -160m (-316) referred to property, plant and equipment. Investments in the previous year included a new product platform for garden tractors.

Depreciation and amortizations in the second quarter amounted to SEK 216m.

Operating working capital

Operating working capital as of 30 June 2006 amounted to SEK 8,967m (8,875). Compared to the previous year, operating working capital was positively impacted by changes in exchange rates amounting to approximately SEK 400m.

Inventories amounted to SEK 4,762m (4,909), accounts receivable to SEK 6,647m (6,409), and accounts payable to SEK 2,442m (2,443).

FINANCIAL POSITION

The Group's total equity as of 30 June 2006 amounted to SEK 5,892m (4,250), corresponding to SEK 19.90 (14.35) per share. The figures for 2005 are pro forma and are based on the assumption that Husqvarna's equity amounted to SEK 4.7 billion at year-end 2005.

Net debt/equity ratio improved to 1.15 (1.89) and equity asset ratio was 29.2% (21.5).

The Groups net borrowings as of 30 June 2006 amounted to SEK 6,772m (8,014). Net borrowings were reduced with SEK 3,154m in the second quarter.

Net borrowings SEKm	**30 June 2006**	Pro forma 30 June 2005	Pro forma 31 December 2005
Interest-bearing liabilities	8,155	9,102	6,404
Liquid funds	1,383	1,088	1,104
Net borrowings	**6,772**	**8,014**	**5,300**
Net debt/equity	1.15	1.89	1.12
Equity/assets ratio, %	29.2	21.5	25.8

PERFORMANCE BY BUSINESS AREA IN THE SECOND QUARTER – PRO FORMA

Consumer Products

Pro forma SEKm	**Second quarter 2006**	Second quarter 2005	Change, %	Change in comparable currencies, %	**First Half 2006**	First half 2005	Change, %	Change in comparable currencies, %	Full year 2005
Net sales	6,993	6,841	2.2	0.6	13,533	12,258	10.4	4.4	18,360
Operating income	734	687[1)]	6.8	4.3	1,237	1,108[1)]	11.6	6.1	1,332
Operating margin, %	10.5	10.0	-	-	9.1	9.0	-	-	7.3

1) The accounting principle for allocation of production costs over the year has been changed from 2006. When applying the same principle for 2005, operating income would increase to SEK 706m for the second quarter and to SEK 1,155m for the first half of 2005.

Retail sales and consumer demand for garden products during the second quarter were lower than in the previous year in both Europe and North America. Group sales generally showed a more favorable trend than the market on the basis of higher sales to existing customers, as well as an expanded customer base.

Group sales in North America showed a slight decline, mainly referring to trimmers and leaf blowers. Operating income improved as a result of a better product mix and higher efficiency in production, despite negative impact from a provision for a recall of lawn tractors.

In Europe, consumer demand and retail sales were down due to dry weather conditions at the end of the quarter. Industry shipments as well as Group sales were up which has led to higher inventories in the trade than in the previous year. Group sales of products under the Husqvarna brand to the dealer channel showed continued good growth. Operating income for the Group's operation in Rest of the world was unchanged from the previous year.

The Consumer Products business area as a whole reported a slight increase in sales. Both operating income and margin improved.

Professional Products

Pro forma SEKm	Second quarter 2006	Second quarter 2005	Change, %	Change in comparable currencies, %	First half 2006	First half 2005	Change, %	Change in comparable currencies, %	Full year 2005
Net sales	**3,140**	2,889	8.7	7.4	**5,938**	5,352	10.9	6.9	10,408
Operating income	**576**	510	12.9	11.9	**1,031**	932	10.6	8.2	1,739
Operating margin, %	**18.3**	17.7	-	-	**17.4**	17.4	-	-	16.7

The market for professional chainsaws is estimated to have increased in both Western and Eastern Europe, while demand in North America was on the same level as in 2005. Group sales showed good growth with higher volumes in most markets. Operating income improved substantially, and margin was higher.

Sales of lawn and garden equipment also showed good growth, particularly within the Rider product category in the European market. Operating income rose substantially and margin improved, as a result of a better product mix.

Demand for diamond tools and cutting equipment for the construction industry rose somewhat, while demand from the European stone industry remained weak. Total Group sales and operating income were in line with the previous year.

Overall, sales for the Professional Products business showed good growth. Operating income improved and margin was higher than in 2005.

ESTABLISHMENT OF THE HUSQVARNA GROUP

Listing of Husqvarna shares

Husqvarna shares were listed on the O-list of the Stockholm Stock Exchange on 13 June 2006.

Transfer of operations

Transfer of operations from Electrolux was completed with the transfer of the US operation effective as of 30 April 2006 and the Czech operation effective as of 31 May 2006.

MAJOR EVENTS AFTER SECOND QUARTER

Acquisition of assets of Dixon

In the beginning of July, Husqvarna signed an agreement to acquire the assets of Dixon Industries Inc in the US, a subsidiary of Blount International Inc.

Dixon manufactures zero-turn riding lawnmowers for both professional users and consumers. In 2005, Dixon had sales of approximately USD 54.4m (SEK 400m) and operating income of approximately USD 3.1m (SEK 20m). The acquisition strenghtens the Group's position within the fast growing Zero-turn segment. The combination of the two operations is also expected to generate synergies, mainly within manufacturing and product development.

The acquisition is expected to be completed at the end of July, and is not expected to have any major impact on Husqvarna's financial position. The operation will be included in the Group's Professional Products business area.

Recall of lawn tractors in US

The Group has decided to recall approximately 174,000 lawn tractors in the US after risk for fuel leakage that could potentially cause fire. The tractors have been manufactured in the US for the North American market. A provision was made in the accounts for the second quarter to cover the estimated costs for the recall.

PARENT COMPANY

Net sales for the Parent Company, Husqvarna AB, for the first half of 2006 amounted to SEK 5,624m (3,856). Income after financial items was SEK 767m (806). Investments were SEK 114m (93). Liquid funds at the end of the period amounted to SEK 5,482m (625).

An unconditional shareholder contribution of SEK 4,250m was received from Electrolux on 15 May in order to adjust the capital structure of Husqvarna AB prior to distribution.

Stockholm 18 July 2006

Bengt Andersson
President and CEO

As previously stated, the information on pages 8-13 for the Husqvarna Group comprises pro forma financial statements, and is based on the Electrolux Group's reporting for the Outdoor Products segment in January-May 2006.

CONSOLIDATED INCOME STATEMENT

Pro forma SEKm	**Second quarter 2006**	Second quarter 2005[1]	**First half 2006**	First half 2005	Full year 2005
Net sales	**10,133**	**9,730**	**19,471**	**17,610**	**28,768**
Cost of goods sold	-7,501	-7,278	-14,621	-13,223	-21,109
Gross operating income	**2,632**	**2,452**	**4,850**	**4,387**	**7,659**
Selling expense	-1,056	-1,057	-2,108	-1,929	-3,695
Administrative expense[1]	-301	-234	-542	-485	-1,093
Other operating income/expenses	0	1	4	3	0
Operating income*)	**1,275**	**1,162**	**2,204**	**1,976**	**2,871**
Margin, %	12.6	11.9	11.3	11.2	10.0
Financial items, net	-121	-142	-258	-280	-479
Income after financial items	**1,154**	**1,020**	**1,946**	**1,696**	**2,392**
Margin, %	11.4	10.5	10.0	9.6	8.3
Taxes	-357	-337	-603	-560	-789
Income for the period	**797**	**683**	**1,343**	**1,136**	**1,603**
Attributable to:					
Equity holders of the Parent Company	797	683	1,343	1,136	1,603
Minority interests in income for the period	0	0	0	0	0
**) Operating income includes: depreciation and amortization*	*216*	*203*	*453*	*408*	*827*
Earnings per share, SEK	2.69	2.31	4.53	3.83	5.41
After dilution, SEK	2.69	2.31	4.53	3.83	5.41
Number of shares, millions	296.3	296.3	296.3	296.3	296.3

1) The pro forma financial statements for the full year 2005 include Group common administrative costs in the amount of SEK -200m. This amount includes the costs of employees and functions that have been transferred from Electrolux to Husqvarna as well as costs that Husqvarna will incur as a separate listed company.

Group common costs

Group common costs for the second quarter of 2005 were initially estimated at SEK -50m. In order to facilitate year-on-year comparison, these pro forma costs for the second quarter of 2005 have instead been assumed to equal the outcome for the second quarter of 2006, i.e. SEK -35m. For the first half of the year these figures correspond to SEK -90m and SEK -64m respectively. Group common costs will be adjusted accordingly quarter by quarter.

Pro forma operating income and key ratios for the full year 2005 have not been adjusted, i.e. are still based on the original amount of SEK -200m.

CONSOLIDATED BALANCE SHEET

SEKm	30 June 2006	Pro forma 30 June 2005	Pro forma 31 December 2005
Assets			
Property plant and equipment	3,636	3,548	3,846
Goodwill	1,702	1,698	1,728
Other intangible assets	467	455	454
Investments in associates	7	10	9
Deferred tax assets	791	826	756
Financial assets	173	173	166
Total non-current assets	**6,776**	**6,710**	**6,959**
Inventories, etc.	4,762	4,909	6,264
Trade receivable	6,647	6,409	3,325
Derivatives	120	88	104
Tax receivables	47	10	32
Other current assets	559	623	564
Short-term investments	0	271	271
Cash and cash equivalents	1,262	729	729
Total current assets	**13,397**	**13,039**	**11,289**
Total assets	**20,173**	**19,749**	**18,248**
Assets pledged	**42**	**46**	**45**
Equity and liabilities			
Total equity attributable to equity holders of the Parent Company	5,891	4,250	4,717
Minority interests	1	-	-
Total equity	**5,892**	**4,250**	**4,717**
Long-term borrowings	4,681	6,258	6,258
Deferred tax liabilities	519	502	504
Provisions for pensions and other post-employment benefits	357	515	373
Other provisions	509	606	468
Total non-current liabilities	**6,066**	**7,881**	**7,603**
Accounts payable	2,442	2,443	4,222
Tax liabilities	435	75	103
Other liabilities	1,763	2,138	1,329
Short-term borrowings	3,388	2,645	0
Derivatives	85	199	146
Other provisions	102	118	128
Total current liabilities	**8,215**	**7,618**	**5,928**
Total equity and liabilities	**20,173**	**19,749**	**18,248**
Contingent liabilities	**82**	**42**	**37**

CONSOLIDATED CASH FLOW STATEMENT

Pro forma SEKm	**Second quarter 2006**	Second quarter 2005	**First half 2006**	First half 2005	Full year 2005
Operations					
Income after financial items	1,154	1,020	1,946	1,696	2,392
Depreciation and amortization	216	203	453	408	827
Change in accrued and prepaid interest	24	9	24	10	0
Taxes paid	-357	-337	-603	-560	-789
Cash flow from operations, excluding change in operating assets and liabilities	**1,037**	**895**	**1,820**	**1,554**	**2,430**
Change in operating assets and liabilities					
Change in inventories	1,258	1,454	1,254	1,183	-19
Change in accounts receivable	1,015	959	-3,559	-3,038	-132
Change in accounts payable	-447	-731	-1,605	-1,254	324
Change in other current assets	-212	-26	-28	-43	15
Change in other operating liabilities and provisions	62	-84	472	335	-365
Cash flow from operating assets and liabilities	**1,676**	**1,572**	**-3,466**	**-2,817**	**-177**
Cash flow from operations	**2,713**	**2,467**	**-1,646**	**-1,263**	**-2,253**
Investments					
Acquisitions of operations	-	-	-193	-	-
Capital expenditure in property, plant and equipment	-160	-316	-398	-546	-1,111
Capitalization of product development and software	-45	-34	-73	-57	-148
Other	-4	-27	-39	-63	-83
Cash flow from investments	**-209**	**-377**	**-703**	**-666**	**-1,342**
Total cash flow from operations and investments	**2,504**	**2,090**	**-2,349**	**-1,929**	**-911**
Financing					
Change in short-term investments	256	-	256	-	-
Change in interest-bearing liabilities	-2,230	-2,090	2,623	1,929	-911
Cash flow from financing	**-1,974**	**-2,090**	**2,879**	**1,929**	**-911**
Total cash flow	**530**	**0**	**530**	**0**	**0**
Cash and cash equivalents at beginning of period	729	729	729	729	729
Exchange-rate differences	3	0	3	0	0
Cash and cash equivalents at end of period	1,262	729	1,262	729	729

NET SALES BY BUSINESS AREA

Pro forma SEKm	Second quarter 2006	Second quarter 2005	Change, %	Change in comparable currencies, %	First half 2006	First half 2005	Change, %	Change in comparable currencies, %	Full year 2005
Consumer Products	6,993	6,841	2.2	0.6	13,533	12,258	10.4	4.4	18,360
Professional Products	3,140	2,889	8.7	7.4	5,938	5,352	10.9	6.9	10,408
Total	**10,133**	**9,730**	**4.1**	**2.6**	**19,471**	**17,610**	**10.6**	**5.2**	**28,768**

OPERATING INCOME BY BUSINESS AREA

Pro forma SEKm	Second quarter 2006	Second quarter 2005	Change, %	Change in comparable currencies, %	First half 2006	First half 2005	Change, %	Change in comparable currencies, %	Full year 2005
Consumer Products	734	687[2]	6.8	4.3	1,237	1,108[2]	11.6	6.1	1,332
Margin, %	*10.5*	*10.0*	-	-	*9.1*	*9.0*	-	-	*7.3*
Professional Products	576	510	12.9	11.9	1,031	932	10.6	8.2	1,739
Margin, %	*18.3*	*17.7*	-	-	*17.4*	*17.4*	-	-	*16.7*
Total business areas	**1,310**	**1,197**	**9.4**	**7.5**	**2,268**	**2,040**	**11.2**	**7.0**	**3,071**
Margin, %	*12.9*	*12.3*	-	-	*11.6*	*11.6*	-	-	*10.7*
Group common costs etc.[1]	-35	-35	0	0	-64	-64	0	0	-200
Total	**1,275**	**1,162**	**9.7**	**7.8**	**2,204**	**1,976**	**11.5**	**7.3**	**2,871**
Margin, %	*12.6*	*11.9*	-	-	*11.3*	*11.2*	-	-	*10.0*

1) In order to enable year-on-year comparisons, the Group common costs for 2005 have been adjusted to equal actual costs for the second quarter and first half of 2006 (see page 8).

2) The accounting principle for allocation of production costs over the year has been changed from 2006. When applying the same principle for 2005, operating income would increase to SEK 706m for the second quarter and to SEK 1,155m for the first half of 2005.

KEY RATIOS

Pro forma	Second quarter 2006	Second quarter 2005	First half 2006	First half 2005	Full year 2005
Net sales, SEKm	**10,133**	9,730	**19,471**	17,610	28,768
Operating income, SEKm	**1,275**	1,162	**2,204**	1,976	2,871
Net sales growth, %	**4.1**	4.6	**10.6**	1.7	5.8
Gross margin, %	**26.0**	25.2	**24.9**	24.9	26.6
Operating margin, %	**12.6**	11.9	**11.3**	11.2	10.0
Working capital, SEKm	**-**	-	**6,408**	6,056	3,562
Return on capital employed, %[1]	**-**	-	**24.2**	26.4	23.5
Return on equity, %[1]	**-**	-	**36.9**	50.4	39.4
Earnings per share, SEK[2]	**2.69**	2.31	**4.53**	3.83	5.41
Capital-turnover rate, times[1]	**-**	-	**2.6**	2.71	2.5
Operating cash flow, SEKm	**2,504**	2,090	**-2,156**	-1,929	911
Net debt/equity ratio	**-**	-	**1.15**	1.89	1.12
Capital expenditure, SEKm	**205**	350	**471**	603	1,259
Average number of employees	**12,062**	12,476	**11,824**	12,038	11,681

1) Calculated as rolling 12 months.

2) Before dilution. To enable comparison, the figures for both 2005 and 2006 are based on the number of shares as of 30 June 2006, i.e. 296,259,153.

EXCHANGE RATES IN SEK

	First half 2006	First half 2005	Full year 2005
USD, average	7.60	7.11	7.46
USD, end of period	*7.27*	*7.81*	*7.95*
EUR, average	9.33	9.15	9.28
EUR, end of period	*9.24*	*9.42*	*9.40*
GBP, average	13.55	13.33	13.54
GBP, end of period	*13.32*	*14.02*	*13.69*

NET SALES AND INCOME BY QUARTER – PRO FORMA

Net sales and income		Q1	Q2	Q3	Q4	Full year
Net sales, SEKm	**2006**	**9,338**	**10,133**			
	2005	7,880	9,730	6,158	5,000	28,768
Operating income, SEKm[1)]	**2006**	**929**	**1,275**			
	Margin, %	*9.9*	*12.6*			
	2005	814	1,162	613	308	2,871
	Margin, %	*10.3*	*11.9*	*10.0*	*6.2*	*10.0*
Income after financial items, SEKm[1)]	**2006**	**792**	**1,154**			
	Margin, %	*8.5*	*11.4*			
	2005	676	1,020	505	217	2,392
	Margin, %	*8.6*	*10.5*	*8.2*	*4.3*	*8.3*
Income for the period, SEKm[1)]	**2006**	**546**	**797**			
	2005	453	683	338	145	1,603
Earnings per share, SEK [2)]	**2006**	**1.84**	**2.69**			
	2005	1.53	2.31	1.14	0.49	5.41

1) In order to enable year-on-year comparisons, the Group common costs for 2005 have been adjusted to equal actual costs for the first and second quarter of 2006 (see page 8).

2) Before dilution. To enable comparison, the figures for both 2005 and 2006 are based on the number of shares as of 30 June 2006, i.e. 296,259,153.

NET SALES BY BUSINESS AREA PER QUARTER – PRO FORMA

SEKm		Q1	Q2	Q3	Q4	Full year
Consumer Products	**2006**	**6,540**	**6,993**			
	2005	5,417	6,841	3,583	2,519	18,360
Professional Products	**2006**	**2,798**	**3,140**			
	2005	2,463	2,889	2,575	2,481	10,408
Total	**2006**	**9,338**	**10,133**			
	2005	7,880	9,730	6,158	5,000	28,768

OPERATING INCOME BY BUSINESS AREA PER QUARTER – PRO FORMA

SEKm		Q1	Q2	Q3	Q4	Full year
Consumer Products	**2006**	**503**	**734**			
	Margin, %	*7.7*	*10.5*			
	2005	421[2)]	687[2)]	190[2)]	34[2)]	1,332
	Margin, %	*7.8*	*10.0*	*5.3*	*1.3*	*7.3*
Professional Products	**2006**	**455**	**576**			
	Margin, %	*16.3*	*18.3*			
	2005	422	510	474	333	1,739
	Margin, %	*17.1*	*17.7*	*18.4*	*13.4*	*16.7*
Group common costs etc.[1)]	**2006**	**-29**	**-35**			
	2005	-29	-35	-51	-59	-200
Total	**2006**	**929**	**1,275**			
	Margin, %	*9,9*	*12.6*			
	2005	814	1,162	613	308	2,871
	Margin, %	*10.3*	*11.9*	*10.0*	*6.2*	*10.0*

1) In order to enable year-on-year comparisons, Group common costs for 2005 have been adjusted to equal actual costs for the first and second quarter of 2006 (see page 8).

2) The accounting principle for allocation of production costs over the year has been changed from 2006. When applying the same principle for 2005, operating income would increase to SEK 449m for Q1 and SEK 706m for Q2, and decrease to SEK 169m for Q3 and SEK 8m for Q4.

HUSQVARNA COMBINED FINANCIAL STATEMENTS

Operations in Electrolux were transferred to Husqvarna at book values reported by the Electrolux Group, according to the predecessor basis. In accordance with internationally accepted accounting practices, reports for the Husqvarna Group shall be prepared in the form of Combined Financial Statements. The Combined Financial Statements have been prepared as if the Husqvarna operations had been formed as of 1 January 2004.

The information in these statements is based on the actual reporting for the operations within the Outdoor product segment, within Electrolux, which is now part of the Husqvarna Group. The results and net asset, as well as equity and provisions have been aggregated.

The historical financial statements include historical assets, liabilities, revenues and costs for operations, although historically the amounts involved were not allocated to Husqvarna, nor were they reported in the historical financial accounts for Husqvarna AB and its subsidiaries when they were part of the Electrolux Group.

The primary differences between the Combined Financial Statements and the pro forma statements are as follow:

- The Combined Financial Statements include historical transactions which were not reported in the Husqvarna Group but which would have been included in order to reflect the actual historical costs of operations.
- The pro forma accounts reflect the historical impact of certain transactions which occurred subsequent to the closing date. From an investor perspective it can be appropriate to reverse these transactions to reflect their financial impact. For Husqvarna the transactions mainly refer to, as regards to the income statement, administrative costs, financial costs for borrowing in connection to the capitalization of the new Group as well as tax charges. As regards the balance sheet, the difference mainly comprises the capitalization of the Group.

The Husqvarna Group was finally established and capitalized in May 2006 and the balance sheet as per 30 June represents the actual values of the Group.

The differences between the pro forma statements and the Combined Financial Statements are shown on page 15-19.

CONSOLIDATED INCOME STATEMENTS BY QUARTER

	Second quarter 2006			Second quarter 2005		
SEKm	Combined	Adjustments[1]	Pro forma	Combined	Adjustments[2]	Pro forma
Net sales	**10,133**	**-**	**10,133**	**9,730**	**-**	**9,730**
Cost of goods sold	-7,501	-	-7,501	-7,278	-	-7,278
Gross operating income	**2,632**	**-**	**2,632**	**2,452**	**-**	**2,452**
Selling expenses	-1,056	-	-1,056	-1,057	-	-1,057
Administrative expenses	-301	-	-301	-256	22	-234
Other operating income/expenses	0	-	0	1	-	1
Operating income*)	**1,275**	**-**	**1,275**	**1,140**	**22**	**1,162**
Margin, %	12.6	-	12.6	11.7	-	11.9
Financial items, net	-112	-9	-121	-55	-87	-142
Income after financial items	**1,163**	**-9**	**1,154**	**1,085**	**-65**	**1,020**
Margin, %	11.5	-	11.4	11.2	-	10.5
Taxes	-360	3	-357	-325	-12	-337
Income for the period	**803**	**-6**	**797**	**760**	**-77**	**683**
Attributable to:						
Equity holders of the Parent Company	803	-6	797	760	-77	683
Minority interests in income for the period	0	-	0	0	-	0
*) Operating income includes:						
Depreciation and amortization	216	-	216	203	-	203

1) The income statement has been adjusted for financial costs referring to financing of borrowings which the company will incur as an independent Group. The actual tax rate has been estimated at approximately 31% of the Group's income after financial items.

2) The income statement has been adjusted for financial costs referring to financing of borrowings as well as for administrative costs, both of which the company will incur as an independent Group. The actual tax rate has been estimated at approximately 33% of the Group's income after financial items. In order to enable year-on year comparisons, the Group common costs for 2005 have been adjusted to equal actual costs for the second quarter of 2006 (see page 8).

CONSOLIDATED INCOME STATEMENTS HALF-YEARLY

	First half 2006			First half 2005			Full year 2005
SEKm	Combined	Adjustments[1]	Pro forma	Combined	Adjustments[2]	Pro forma	Combined
Net sales	**19,471**	-	**19,471**	**17,610**	-	**17,610**	**28,768**
Cost of goods sold	-14,621	-	-14,621	-13,223	-	-13,223	-21,128
Gross operating income	**4,850**	-	**4,850**	**4,387**	-	**4,387**	**7,640**
Selling expenses	-2,108	-	-2,108	-1,929	-	-1,929	-3,663
Administrative expenses	-542	-	-542	-512	27	-485	-1,094
Other operating income/expenses	4	-	4	3	-	3	15
Operating income*)	**2,204**	-	**2,204**	**1,949**	**27**	**1,976**	**2,898**
Margin, %	11.3	-	11.3	11.1	-	11.2	10.1
Financial items, net	-207	-51	-258	-89	-191	-280	-177
Income after financial items	**1,997**	-51	**1,946**	**1,860**	**-164**	**1,696**	**2,721**
Margin, %	10.3	-	10.0	10.6	-	9.6	9.5
Taxes[3]	-619	16	-603	-558	-2	-560	-816
Income for the period	**1,378**	-35	**1,343**	**1,302**	**-166**	**1,136**	**1,905**
Attributable to:							
Equity holders of the Parent Company	1,378	-35	1,343	1,302	-166	1,136	1,905
Minority interests in income for the period	0	-	0	0	-	0	0
*) Operating income includes:							
Depreciation and amortization	453	-	453	408	-	408	827

1) The income statement has been adjusted for financial costs referring to financing of borrowings which the company will incur as an independent Group. The actual tax rate for the first half has been estimated at approximately 31% of the Group's income after financial items.

2) The income statement has been adjusted for financial costs referring to financing of borrowings as well as for administrative costs, both of which the company will incur as an independent Group. The actual tax rate has been estimated at approximately 33% of the Group's income after financial items. In order to enable year-on-year comparisons, the Group common costs for 2005 have been adjusted to equal actual costs for the first half year of 2006 (see page 8).

3) In the Combined financial statements for 2005 presented in the "Supplement to the prospectus for listing of Husqvarna AB 2006" transfers of earnings to Electrolux units within countries with tax consolidation were treated as paid dividends with no tax effect. In order to faciltiate comparison and better reflect the Groups actual tax rate the tax expense for 2005 have been adjusted to include tax on these items and equity has been correspondingly adjusted. The restated tax rate for 2005 is 30.0%

CONSOLIDATED BALANCE SHEET

SEKm	30 June 2006[1]	30 June 2005 Combined	Adjustments[2]	Pro forma	Full year 2005 Combined
Assets					
Property plant and equipment	3,636	3,548	-	3,548	3,846
Goodwill	1,702	1,698	-	1,698	1,728
Other intangible assets	467	455	-	455	454
Investments in associates	7	10	-	10	9
Deferred tax assets	791	437	389	826	756
Financial assets	173	173	-	173	166
Total non-current assets	**6,776**	**6,321**	**389**	**6,710**	**6,959**
Current assets					
Inventories, etc.	4,762	4,909	-	4,909	6,264
Trade receivable	6,647	6,409	-	6,409	3,325
Derivatives	120	88	-	88	104
Tax receivables	47	10	-	10	32
Other current assets	559	623	-	623	564
Short-term investments	0	0	271	271	0
Cash and cash equivalents	1,262	131	598	729	267
Total current assets	**13,367**	**12,170**	**869**	**13,039**	**10,556**
Total assets	**20,173**	**18,491**	**1,258**	**19,749**	**17,515**
Assets pledged	**42**	**46**	**-**	**46**	**45**
Equity and liabilities					
Total equity attributable to equity holders of the Parent Company	5,891	6,670	-2,420	4,250	2,416
Minority interests	1	-	-	-	0
Total equity	**5,892**	**6,670**	**-2,420**	**4,250**	**2,416**
Non-current liabilities					
Long-term borrowings	4,681	5,530	728	6,258	7,838
Deferred tax liabilities	519	502	-	502	504
Provisions for pensions and other post-employment benefits	357	515	-	515	373
Other provisions	509	303	303	606	163
Total non-current liabilities	6,066	**6,850**	**1,031**	**7,881**	**8,878**
Current liabilities					
Accounts payable	2,442	2,443	-	2,443	4,222
Tax liabilities	435	75	-	75	103
Other liabilities	1,763	2,092	46	2,138	1,428
Short-term borrowings	3,388	44	2,601	2,645	194
Derivatives	85	199	-	199	146
Other provisions	102	118	-	118	128
Total current liabilities	**8,215**	**4,971**	**2,647**	**7,618**	**6,221**
Total equity and liabilities	**20,173**	**18,491**	**1,258**	**19,749**	**17,515**
Contingent liabilities	**82**	**42**	**-**	**42**	**37**

1) The balance sheet for 30 June 2006 shows the actual balances as of that date.

2) The balance sheet for 30 June 2005 starts from Combined. The pro forma balance sheet has been adjusted for insurance provisions, which were previously reported in captive companies wholly-owned by Electrolux. Further deferred tax assets are included in the balance sheet as if Husqvarna had been a separate Group at that time. Equity has been calculated to the pro forma equity as of 31 December 2005, excluding the last two quarters pro

forma result. Other financing is based on borrowings. In addition, borrowings have been redistributed as short-term and long-term borrowings.

CONSOLIDATED CASH FLOW STATEMENT

Combined SEKm	Second quarter 2006	Second quarter 2005	First half 2006	First half 2005	Full year 2005
Operations					
Income after financial items	1,163	1,085	1,997	1,860	2,721
Depreciation and amortization	216	203	453	408	827
Change in accrued and prepaid interest	24	9	24	10	0
Taxes paid	-116	-176	-306	-322	-386
Cash flow from operations, excluding change in operating assets and liabilities	**1,287**	**1,121**	**2,168**	**1,956**	**3,162**
Change in operating assets and liabilities					
Change in inventories	1,258	1,445	1,254	1,183	-7
Change in accounts receivable	922	942	-3,559	-3,038	-64
Change in accounts payable	-445	-726	-1,605	-1,254	321
Change in other current assets	-212	-26	-28	-43	15
Change in other operating liabilities and provisions	139	-27	746	371	-349
Cash flow from operating assets and liabilities	**1,662**	**1,608**	**-3,192**	**-2,781**	**-84**
Cash flow from operations	**2,949**	**2,729**	**-1,024**	**-825**	**3,078**
Investments					
Acquisitions of operations	-	-	-193	-	-
Capital expenditure in property, plant and equipment	-160	-316	-398	-546	-1,111
Capitalization of product development and software	-45	-34	-73	-57	-148
Other	-4	-27	-39	-63	-83
Cash flow from investments	**-209**	**-377**	**-703**	**-666**	**-1,342**
Total cash flow from operations and investments	**2,740**	**2,352**	**-1,727**	**-1,491**	**1,736**
Financing					
Change in short-term investments	256	-	-15	0	0
Change in interest-bearing liabilities[1)]	-6,272	-2,193	-712	1,735	59
Dividend/Group contribution to Electrolux	-	-156	-777	-234	-1,656
Contribution from Electrolux	4,250	-	4,250	-	-
Cash flow from financing	**-1,766**	**-2,349**	**2,746**	**1,501**	**-1,597**
Total cash flow	**974**	**3**	**1,019**	**10**	**139**
Cash and cash equivalents at beginning of period	311	120	267	109	109
Exchange-rate differences	-23	8	-24	12	19
Cash and cash equivalents at end of period	1,262	131	1,262	131	267

1) Operations were transferred to Husqvarna from Electrolux during 2005 and 2006. The acquisitions have been financed with internal borrowings from Electrolux and therefore do not represent any cash transactions. The change in interest-bearing liabilities has been adjusted accordingly.

CHANGE IN CONSOLIDATED EQUITY

Combined SEKm	30 June 2006	30 June 2005	Full year 2005
Opening balance according to IFRS, excluding IAS 39	2,416	4,736	4,736
Effects of implementing IAS 39	-	-50	-50
Adjusted opening balance according to IFRS	2,416	4,686	4,686
Transactions in equity[1)]	-1,913	134	-4,794
Contribution from Electrolux[2)]	4,250	-	-
Change in hedge reserve	35	-30	-1
Share-based payment	4	5	11
Translation difference	-278	573	609
Income for the period	1,378	1,302	1,905[3)]
Closing balance	**5,892**	**6,670**	**2,416**

1) Mainly effects of transfer of operations from Electrolux to Husqvarna and dividend/Group contributions from Husqvarna to Electrolux.

2) An unconditional shareholder contribution of SEK 4,250m was received from Electrolux on 15 May in order to adjust the capital structure of Husqvarna AB prior to distribution.

3) Adjusted due to restated tax rate, see page 16.

TWO-YEAR REVIEW

Combined	2005	2004[1)]
Net sales, SEKm	28,768	27,202
Operating income, SEKm	2,898	2,983
Net sales growth, %	5.8	1.4
Gross margin, %	26.6	26,9
Operating margin, %	10.1	11.0
Return on capital employed, %	31.0	31.1
Return on equity, %[2)]	46.0	41.9
Capital turn-over rate, times	2.6	2.9
Operating cash flow, SEKm	1,736	2,073
Capital expenditure, SEKm	1,259	1,040
Average number of employees	11,681	11,657

1) Restated to comply with IFRS, except for IAS 39. If IAS 39 had been applied in 2004, the volatility in income, net borrowings and equity would most probably have been higher.

2) Adjusted due to restated tax rate, see page 16.

DEFINITIONS

Capital indicators

Net assets	Total assets exclusive of liquid funds and interest-bearing financial receivables, less operating liabilities, non-interest-bearing provisions and deferred tax liabilities.
Operating working capital	Inventories and trade receivables less accounts payable.
Working capital	Current assets exclusive of liquid funds and interest-bearing financial receivables, less operating liabilities and non-interest-bearing provisions.
Net borrowings	Total interest-bearing liabilities less liquid funds.
Net debt/equity ratio	Net borrowings in relation to total adjusted equity.
Equity/assets ratio	Adjusted equity as a percentage of total assets.
Capital employed	Total liabilities and equity less non-interest bearing debts, including deferred tax liabilities.

Other key ratios

Earnings per share	Income for the period divided by the number of shares.
Net sales growth	Net sales as a percentage of the preceding period.
Gross margin	Gross operating income as a percentage of net sales.
Operating margin	Operating income as a percentage of net sales.
Return on equity	Income for the period as a percentage of average equity.
Return on capital employed	Operating income plus financial income as a percentage of average capital employed.
Operating cash flow	Total cash flow from operations and investments, excluding acquisitions and divestments of operations.
Capital expenditure	Property, plant and equipment and capitalization of product development and software.

Presentation and telephone conference

A combined presentation and telephone conference will be held at 14.00 CET on 18 July 2006, at the Husqvarna head office at S:t Göransgatan 143 in Stockholm. The presentation will be chaired by Bengt Andersson, President and CEO of Husqvarna. Mr Andersson will be accompanied by Bernt Ingman, CFO.

A slide presentation will be available at www.husqvarna.com

Financial Reports in 2006

The interim report for the period July-September will be published on 19 October 2006.

This report has not been audited.

Factors affecting forward-looking statements

This report contains forward-looking statements in the sense referred to in the American Private Securities Litigation Reform Act of 1995. Such statements comprise, among other things, financial goals, goals of future business and financial plans. These statements are based on present expectations and are subject to risks and uncertainties that may give rise to major deviations of the result due to several aspects. These aspects include, among other things: consumer demand and market conditions in the geographical areas and lines of business in which Husqvarna operates, the effects of currency fluctuations, downward pressure on prices due to competition, a material reduction of sales by important distributors, any success in developing new products and in marketing, outcome of any product responsibility litigation, progress when it comes to reach the goals set for productivity and efficient use of capital, successful identification of growth opportunities and acquisition objects, and to integrate these into the existing business and successful achievement of goals to make the supply chain more efficient.